

Mail Stop 3561

March 20, 2018

Via E-Mail
Mr. John Black
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario M6E 4Y2
Canada

> **Re:** **Canada Goose Holdings Inc.**
> **Form 20-F for the Year Ended March 31, 2017**
> **Filed June 6, 2017**
> **File No. 001-38027**

Dear Mr. Black:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016, page 58

1. We note your total unallocated corporate expense increased $49.9 million, however you only explain $26.2 million of this change is due to $10 million of IPO related transaction costs, $10.3 million of management fees including the termination fee paid in connection with the IPO and $5.9 million of share based compensation. Please revise to ensure your analysis addresses the full change in the amount period over period. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining